SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number 000-51690

Baja Mining Corp.

(Translation of registrant’s name into English)

2350 – 1177 West Hastings Street,

Vancouver, British Columbia T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 –

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TABLE OF CONTENTS

1.

News Release dated September 6, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baja Mining Corp. (Registrant)

Date: September 6, 2007	By:	/s/ John Greenslade John Greenslade President

2350 – 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Phone: 604-685-2323 Fax: 604-629-5228 www.bajamining.com
September 6, 2007	TSX:BAJ

PRESS RELEASE

BAJA WELCOMES NEW VICE PRESIDENT – ENGINEERING AND CONSTRUCTION

Baja Mining Corp. (the “Company”) is pleased to welcome Mr. Michael F. Shaw, P.E., as Vice President - Engineering and Construction, to the Company’s comprehensive Boleo Project team.

Mr. Shaw graduated from the University of Texas, El Paso with a Bachelor of Science in Chemistry and a Master of Science in Metallurgical Engineering, in 1970 and 1975, respectively.  Mr. Shaw has over 38 years experience in the mining and metals industry, with 25 of those years dedicated to project engineering and construction management, mostly in Latin America.

He recently worked for Newmont Mining Corporation as Project Director for the Minas Congas Project in northern Peru, a multi billion dollar semi-grassroots copper gold project. Mr. Shaw also held the title of Regional Director of Projects and was responsible for project execution in Africa.

From 1999 to 2005 he held the position of Vice President, Project Manager of Apex Silver Mines Corporation out of Denver, Colorado. Mr. Shaw was responsible for engineering, permitting, construction and startup of the San Cristobal zinc/lead/silver mine project in Bolivia. He participated in the finalization of the feasibility study and then continued on to lead the preparation of basic engineering and permitting for the project.

Mr. Shaw has been instrumental in the engineering, construction and startup of numerous copper, gold and nickel projects globally, both as an operator and engineer-constructor from 1969 to present, including the Tiomin Resources, Inc. Cerro Colorado copper deposit in Panama, CODELCO projects in Chile, for Cyprus in Peru, and various projects for Phelps Dodge Corporation. Mr. Shaw also served as Project Manager for Bechtel and Davy McKee (now Aker Kvaerner.) Mr. Shaw’s experience in the last 25 years has largely focused on project development throughout Latin America.

Mr. Shaw is a member of the SME, MMSA and has been admitted as a professional engineer in California, Arizona and New Mexico.

The Company has completed a Definitive Feasibility Study (DFS) on its 100% owned Boleo Property, Baja California Sur, Mexico. The Company is well advanced in construction financing and will be proceeding to break ground for construction of El Boleo copper/cobalt/zinc/manganese project later this year.

ON BEHALF OF THE BOARD OF DIRECTORS OF

BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company’s expected timing for commitment of construction financing and other statements.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv)  the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on any forward-looking statements.